TDC BUYS NETDESIGN

TDC BUYS NETDESIGN A/S, A LEADING DANISH PROVIDER OF LAN INFRASTRUCTURE TO COMPANIES, FOR A TOTAL PRICE OF DKK 350M.

NetDesign will strengthen TDC's position in the rapidly growing market for IP communications solutions to businesses, both in Denmark and towards pan-nordic corporate customers.

NetDesign's  revenues  amounted to DKK 287m in 2003,  earnings before  interest,
taxes,   depreciation  and  amortization   (EBITDA)  was  DKK  24m  and  capital
expenditures totaled DKK 12m. The company has 124 employees today.

TDC expects the acquisition to have a positive impact on TDC's EBITDA, as well as EBITDA less capital expenditures, in 2005 and onwards.

"NetDesign is a well-managed company with a solid and predictable growth potential. We will manage NetDesign with regard and respect for the business culture and successful business model. IP/LAN solutions are central to the communications solutions for businesses in the future and NetDesign gives TDC a unique position in this fast growing marked" says director Martin Lippert, TDC Business.

NetDesign will continue with the current management and name as an independent subsidiary under TDC Solutions.

TDC A/S, Noerregade 21
0900 Copenhagen C
DK-Denmark
www.tdc.com